Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eden GeoPower, Inc.
444 Somerville Ave
Somerville , MA 02143
https://www.edengeopower.com

Up to $1,069,990.50 in Common Stock at $10.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eden GeoPower, Inc.
Address: 444 Somerville Ave, Somerville , MA 02143
State of Incorporation: DE
Date Incorporated: October 13, 2017

Terms:

Equity

Offering Minimum: $9,997.50 | 930 shares of Common Stock
Offering Maximum: $1,069,990.50 | 99,534 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.75
Minimum Investment Amount (per investor): $139.75

*Maximum subject to adjustment for bonus shares. See Bonuses below

Investment Bonuses

Invest from Day 1-10 and get 20% Bonus Shares

Invest from Day 11-20 and get 15% Bonus Shares

Invest from Day 21-30 and get 10% Bonus Shares

The Company and its Business

Company Overview

Eden GeoPower Inc. is a geothermal technology company that develops state-of-the-art renewable energy infrastructure to meet future energy demands of emerging blockchain and cryptocurrency technologies. Our mission is to bring reliable and affordable geothermal energy sources across the world. Looking ahead, expansions in blockchain technology have increased mining operations around the world-- shifting the price of megawatts. Using our innovative technology, we're enabling an affordable process for blockchain mining operations. Eden GeoPower was converted to a C-Corp as the founders preferred the tax structure of C-Corporations and the personal assets protection advantage as it is treated as a separate entity. Thereby, separating personal liabilities from corporation liabilities and obligations. Additionally, as Eden GeoPower requires a greater investment than other companies, the C-Corp offered the most attractive option for foreign investors and allows the issuance of shares to make the company public.

Competitors and Industry

Giga-watt: A hydropower based crypto mining firm. Crypto-Solartech: A solar power based crypto mining firm. Eden GeoPower is a geothermal Research and Development company which develops state-of-the-art technology for future crypto demands. Our geothermal power sources are capable of producing energy for a long time.

Current Stage and Roadmap

Eden GeoPower is currently at the technology development stages of our proprietary Zero Mass Withdrawal system. This technology is based on a research project sponsored by the Department Of Energy in 2016. In this sense, the system utilizes a single well to generate power from an idle well using a supercritical power cycle without the need to extract any geofluids to the surface. The system will need to be evaluated and simulated on a real reservoir and well parameters prior to the field test. According to the undergone research, the system will be created by using commercially available parts and components available in the oil and gas and power generation markets. Moreover, the innovation of this method relies on the integration of different components or equipment with a successful record of usage within the oil and gas and power generation industries. Project Timeline, future plans: • Q3 2019 – Front End Engineering and Design study • Q2 2019 - Secure Project Partner: formal agreement with project partner. • Q2 2019 – Crowdfunding campaign to raise funds for the project (STO). • Q3 2020 – Power Plant Construction start • Q3 2022 - Power Plant Startup and Commissioning • Q1 2023 - Hydrogen Production. In relation to the reservoir stimulation technology being developed under the NSF SBIR grant, the research team is currently performing laboratory experiments to study the effect of the oscillating electrical current on small reservoir samples. This experiment is specifically carried on to study the influence of different electrical parameters on rock samples' permeability and to develop a small scale prototype of the system. NSF project: • December to January 2019. – Initial lab tests, data collection, and analysis. • February 2019. – Simulation of lab scale experiment and verification • March 2019. – Final lab tests for optimum permeability enhancement of different formations • April 2019. - Simulation for system specifications and power requirement of a reservoir-scale test • June 2019. – Publication of results as outcomes report. • July to August 2019. - Proposal writing and submission for NSF SBIR Phase II funding for prototype development and commercialization of electrical permeability enhancement method. (Total expected award: $ 1.250 M. Award date: December 2019). • January 2020 – Prototype design and contract with partners • March 2020 to December 2021. – Electrical permeability enhancement method field test, product development with a commercial plan to commercialization.

The Team

Officers and Directors

Name: Paris Smalls

Paris Smalls's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 06, 2017 - Present
  Responsibilities: Look up for investment opportunities, propose a business strategy, business model and go-to-market strategy.

- **Position:** Co-founder
  Dates of Service: April 06, 2017 - Present
  Responsibilities: company related decisions

- **Position:** Chairman of the board
  Dates of Service: April 06, 2019 - Present
  Responsibilities: 1) Lead board members meetings 2) Organizational Planning 3) Assessing and Developing Skills 4) Recruiting New Board Members 5) Serve on committees

Name: Ammar Alali

Ammar Alali's current primary role is with Geophysicist Ph.D. student at MIT. Ammar Alali currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October 03, 2017 - Present
  Responsibilities: 1) Attend boardmembers meetings 2) Organizational Planning 3) Assessing and Developing Skills 4) Recruiting New Board Members 5) Serve on committees

Other business experience in the past three years:

- **Employer:** Saudi Aramco
  Title: Geophysicist
  Dates of Service: September 01, 2011 - February 02, 2016
  Responsibilities: - Processing Division: Worked on processing 2D, 3D land data and 3D OBC data. - Wellsite Geologist: Performed wellsite geologist duties such as describe cuttings, identify formation tops, evaluate hydrocarbon-bearing reservoir, pick casing points, and describe cores. - Geophysical Services: work on depth imagining, pre and post stack inversion/modeling, AVO analysis, and various types of VSP processing. -Prospect Generation: work with the prospect generation team in different plays in the eastern province of Saudi Arabia

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the geothermal industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Eden GeoPower was formed on April 6th, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eden GeoPower has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that geothermal power production from abandoned wells is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Litigation

In the event that investors feel that they have been wronged by our company, they may choose to take legal action against us. If the lawsuit is successful, it has the potential to injure Eden's reputation, cripple us financially, and/or open the door for additional lawsuits.

Product

Currently, it has yet to be observed that our product can be successfully implemented in the field. There is a risk that our product will not work or will not provide the theoretical improvements necessary for it to gain a foothold in the market. Additionally, the patent is still pending on our technology. There is a risk that the patent will no be approved and we will have no legal protection for our product.

Blockchain Skepticism

There is a general skepticism regarding blockchain investments due to the novelty of the concept and the instability of the market. If the major coin transaction platforms were to disappear or if blockchain were to somehow lose all credibility, we would have to re-think our future investment platforms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paris Smalls	600,000	Common Stock	64.5
Ammar Alali	240,000	Common Stock	25.8

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 99,534 of Common Stock.

Common Stock

The amount of security authorized is 1,100,000 with a total of 929,972 outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Drag-Along Rights: Actions to be Taken. In the event that (a) the Requisite Majority and (b) the Board approves a Sale of the Company in writing, specifying that this Section 2.1 shall apply to such transaction, then each Stockholder hereby agrees: (a) if such transaction requires stockholder approval, with respect to all issued and outstanding Common Equivalents that such Stock.holder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all of such Common Equivalents in favor of, and adopt, such Sale of the Company (together with any related amendment to the certificate of incorporation of the Company required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; (b) if such transaction is a Stock Sale, to sell the same proportion of Common Equivalents held by such Stockholder as is being sold by the Requisite Majority to the Common Equivalents acquiror(s) in such transaction, and, except as permitted in Section 2.2 below, on the same terms and conditions as the Requisite Majority; (c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Majority in order to carry out the terms and provision of this Section 2.1, including without limitation executing and delivering instrnments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents; (d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Common Equivalents owned by such Stockholder or Affiliate in a voting trnst or subject any Common Equivalents to any arrangement or agreement with respect to the voting of such Common Equivalents, unless specifically requested to do so by the acquirer(s) in connection with the Sale of the Company; (e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; (f) if the consideration to be paid in exchange for the Common Equivalents pursuant to this Section 2.1 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of the offer or sale of such securities or the registration or qualification of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any info1mation other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Common Equivalents being sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for such Common Equivalents; and (g) in the event that the Requisite Majority, in connection with such Sale of the Company, appoints a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative as their agent, representative and attorney-in-fact, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses (as well as any damages, losses, liabilities, costs and expenses for which the Stockl1older Representative may be indemnified or entitled to contribution) to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockh.older Representative or any other Stockholder with respect to any action or inaction taken or fai1ed to be taken by the Stockl1older Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct. Right of First Refusal. (a) Grant. Subject to the terms of Section 4 below, each Stockholder hereby grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Stockholder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Stockholder proposing to make a Proposed Stockholder Transfer must deliver a Proposed Transfer Notice to the Company not later than forty five (45) days prior to the consummation of such Proposed Stockholder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Stockholder Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 3, the Company must deliver a Company Notice to the selling Stockholder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Stockholder with the Company that contains a conflicting right of first refusal, the Company and the Stockholder acknowledge and agree that the terms of this Agreement shall control and the other right of first refusal shall be deemed satisfied by compliance with Section 3.l(a) and this Section 3.l(b). (c) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as detennined in good faith by the Board and as set forth in the Company Notice. If the Company cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company shall take place, and all payments from the Company shall have been delivered to the selling Stockholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Stockholder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice. Assignment of Rights. (a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors. and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. (b) Any successor or permitted assignee of any Stockholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assigrunent, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm its agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee. (c) The rights of the Stockholders hereunder are not assignable without the Company's written consent, except as provided in Section 4.1. (d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned without the prior written consent of the Requisite Majority.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $149,999.47
  Number of Securities Sold: 58,722
  Use of proceeds: Funds from this raise were used to pay salaries and office space rental. Salary payments were disbursed to a team of two engineers and one project manager that designed a security token and a team that worked on a

techno-economic analysis and technical study of a pilot test project in California.
Date: April 04, 2018
Offering exemption relied upon: Section 141(f) of the general corporation law of the state of Delaware.

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,000.00
  Number of Securities Sold: 80,000
  Use of proceeds: Paying salaries and loans
  Date: March 05, 2018
  Offering exemption relied upon: Section 141(f) of the general corporation law of the state of Delaware.

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $12,000.00
  Number of Securities Sold: 240,000
  Use of proceeds: Paying salaries and loans
  Date: March 05, 2018
  Offering exemption relied upon: Section 141(f) of the general corporation law of the state of Delaware.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Financial condition Eden GeoPower had operations during 2018 as part of two major events. One is the first private investment from an Angel Fund for $ 150,000 and the first awarded grant from NSF for $ 225,000. In 2018, they represented about 95% of the company's earnings. These funds are in majority, used to pay salaries, file provisional patents, accounting and grant compliance expenses, equipment for NSF project lab

experiment, office and lab space, and legal services. Results of operations Year ended November 30, 2018 compared to the year ended November 30, 2017. Revenue Revenue for the fiscal year 2018 was $ 120,267 compared to $0 in 2017 As a result of equity investments and grant cash award, the company was able to finance its operations. We believe that grant opportunities are the best way to fund our projects which is why we applied for 6 grant opportunities in the US and Canada. Expenses The Company's expenses consist of, among other things, salaries, file provisional patents, accounting and grant compliance expenses, equipment for NSF project lab experiment, office and lab space, and legal services. The company hired eight employees including interns in 2018, three in blockchain development, four in engineering and one analyst. Liquidity and capital resources Since its inception in 2017, the Company has raised $166,000 in equity funding. In addition, the company has been awarded an NSF grant for $ 225,000, MIT Sandbox funds for 25,000 and two microgrants of $1,500. Together with the net proceeds from this offering, the Company intends to use the proceeds to improve its credibility and close deals or agreements with project partners. Additionally, the company plans to fund operations to launch a STO that will finance projects. The company believes that the funds from the private placement and this offering will be able to keep the company's operations until more funding is raised from other sources. Project revenues are not expected until March 2020 Recent offerings of securities In April 2018, the Company raised $150,000 in exchange of 6% of equity at a $2.5M valuation.

Historical results and cash flows:

Our company is still pre-revenue (revenue recognized in financial statements comes from grant awards, not operations), and will be using the funds from StartEngine to invest in the capital we need to start generating revenue. Therefore, historical results and current cash flow does not reflect on what investors can expect in the future. Followed, a list of expected cash flows for Eden GeoPower: Eden GeoPower is currently working on the submission of an SBIR Phase II grant for $ 1.25 M in August 2016 in which there is a 50% probability of being awarded by January 2020. • Potential to get into an oil and gas accelerator program in Aberdeen, UK. which grants 100K in non-equity funds. • Assuming Eden GeoPower installs a 10 MW power plant (site potential capacity estimated by our technical lead), it represents 0.392% of the global bitcoin mining power network that holds annual mining revenues of $ 1.33 Bill. Which takes us to believe that Eden GeoPower will be able to make a potential revenue of 5.2 Million per year from cryptocurrency mining alone.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$120,000 cash on hand (currently in the bank account).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have funds/ other capital resources available, but the funds from this campaign will allow us to generate cash flow/pay for cryptocurrency mining operations via Power Purchase Agreements.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We have raised $150,000 thus far and are looking to raise up to $1.07 Million using regulation crowdfunding. The funds from this campaign will be more than we have raised total. Raising funds from this campaign is of vital importance to us in order to continue testing and create a more detailed design, create and test a prototype in the lab, and to field test and revise the prototype.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for 12 additional months if we only raise the minimum. This is from our current burn rate. The expenses that we expect to incur include research and development, renting work space, payroll, and legal fees.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company for 36 additional months if we raise the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

1.) We plan to raise a total of $1.25 Million in the next 9-months as a Phase II non-dilutive grant from the United States government. We have currently been awarded a Phase 1 NSF-SBIR grant for $225,000, and will be eligible for Phase II in 9-months. 2.) We anticipate raising up to $30,000,000 in an Initial Coin Offering (ICO) sometime in the next 6-months.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,997,199.00

Valuation Details: • $ 2.5 M previous post-money valuation after the first private fundraiser on April 2018. • NSF SBIR Phase I award of $225,000 in July 2018. • Eden GeoPower is currently working on the submission of an SBIR Phase II grant for $ 1.25 M in August 2016 in which there is a 50% probability of being awarded by January 2020. • A strong relationship with a partner holding idle geothermal assets at the Newberry volcano in Oregon. This site has a high potential for off-grid power generation by having two drilled wells with temperatures higher than 200 C. This location is a former DOE FORGE site. • Potential to get into an oil and gas accelerator program in Aberdeen, UK which grants 100K in non-equity funds. • Assuming Eden GeoPower installs a 10 MW power plant (site potential capacity estimated by our technical lead), it represents 0.392% of the global bitcoin mining power network that holds annual mining revenues of $ 1.33 Bill. Which takes us to believe that Eden GeoPower will be able to make a potential revenue of 5.2 Million per year from cryptocurrency mining alone. • Mentorship and network from MIT and Greentown Labs (largest U.S cleantech incubator) network. • All current team members hold degrees from most reputable universities in the US. Additionally, there are two new members to the team with field experience at Chevron and geothermal modeling expertise.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  44.0%
  These funds will be used to created a more detailed design of our model, manufacture and test a prototype, and begin field test of the ZMW system.

- *Company Employment*
  20.0%
  These funds will be used to pay the employees of the company and to pay our legal advisers.

- *Operations*
  20.0%
  These funds will be used to continue renting our work space.

- *Misc.*
  10.0%
  These funds can be used for continued education (seminars, conferences, etc.), inventory (computers, expanded working spaces, etc.), and/or the hiring of additional employees.

If we raise the over allotment amount of $1,069,990.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  30.0%
  We would use these funds to progress our work in the laboratory.

- *Research & Development*
  35.0%
  We would use these funds to further prove our technology.

- *Operations*
  10.0%
  These funds will be used to pay employees and our legal advisers.

- *Misc.*
  5.0%
  These funds can be used for continued education, hiring, or additional working supplies.

- *Working Capital*
  14.0%
  These funds would be used to continue working toward business partnerships and securing a site to conduct field tests.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.edengeopower.com (Investor Relation Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/edengeopower

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eden
GeoPower, Inc.

[See attached]

EDEN GEOPOWER, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF NOVEMBER 30, 2018 AND DECEMBER 31, 2017 AND FOR PERIODS ENDED
NOVEMBER 30, 2018 and NOVEMBER 30, 2017

Eden GeoPower, Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Eden GeoPower, Inc
Somerville, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Eden GeoPower, Inc (the "Company,"), which comprise the balance sheets as of November 30, 2018 and December 31, 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods ending November 30, 2018 and November 30, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
1/9/2019

Marko Glisic, CPA

EDEN GEOPOWER, INC.
BALANCE SHEETS
FOR THE PERIODS ENDED NOVEMBER 30, 2018 AND DECEMBER 31, 2017
(unaudited)

	November 30, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	94,810	1,937
Prepaid Expenses	-	483
Total Current Assets	94,810	2,420
Fixed Assets		
Computer Equipment	5,605	-
Patent	11,570	-
Total Non-Current Assets	17,175	-
TOTAL ASSETS	$ 111,985	$ 2,420
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,915	-
Credit Cards	6,959	-
Accrued Liabilities	881	472
Deferred Revenue	105,782	-
Total Current Liabilities	118,538	472
Long Term Liabilities		
Loan Payable	-	-
Total Long-Term Liabilities	-	-
Total Liabilities	118,538	472
Equity		
Common Stock, par value $0.0001 1,000,000 shares authorized, 978,722 issued and outstanding	97	-
Additional Paid In Capital	162,199	9,120
Retained Earnings	(7,172)	-
Net Income	(161,677)	(7,172)
Total Equity	(6,553)	1,948
TOTAL LIABILITIES & EQUITY	$ 111,985	$ 2,420

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

EDEN GEOPOWER, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED NOVEMBER 30, 2018 AND NOVEMBER 30, 2017
(unaudited)

	November 30, 2018	December 31, 2017
Revenue	$ 120,267	$ -
Expenses		
Research and Development	81,879	-
General and Administrative Expenses	200,064	7,172
Total Expense	281,943	7,172
Operating Income	(161,677)	(7,172)
Net income	$ (161,677)	$ (7,172)

EDEN GEOPOWER, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2016	-	$ -	$ -	$ -	$ -
Contribution			9,120	-	9,120
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(7,172)	(7,172)
Balance at December 31, 2017	-	$ -	$ 9,120	$ (7,172)	$ (1,948)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

EDEN GEOPOWER, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED NOVEMBER 30, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2017	-	$ -	$ 9,120	$ (7,172)	$ 1,948
Contribution	972,722	97	153,078	-	153,176
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(161,677)	(161,677)
Balance at November 30, 2018	972,722	$ 97	$ 162,199	$ (168,849)	$ (6,553)

EDEN GEOPOWER, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED NOVEMBER 30, 2018 AND NOVEMBER 30, 2017
(unaudited)

	November 30, 2018	November 30, 2017
Cash flows from operating activities		
Net income	$ (161,677)	$ -
Total Adjustments to reconcile Net Cash Provided By Operations:		
Prepaid Expenses	483	
Accounts Payable	4,915	
Credit Cards	6,959	
Accrued Liabilities	409	
Deferred Revenues	105,782	
Net Cash Provided By Operating Activities:	**(43,611)**	
Cash Flows from Investing Activities		
Computer Equipment	(5,605)	-
Patent	(11,570)	-
Net Cash Used in Investing Activities	**(17,175)**	
Cash flows from Financing activities		
Contribution	153,176	
Net cash received from financing activities	**153,176**	
Net (decrease) increase in cash and cash equivalents	92,390	-
Cash and cash equivalents at beginning of period	1,937	-
Cash and cash equivalents at end of period	**$ 94,810**	**$ -**

NOTE 1 – NATURE OF OPERATIONS

Eden GeoPower, Inc was formed on April 6, 2017 ("Inception") in the State of Delaware. Eden GeoPower, LLC was converted to Eden GeoPower, Inc on October 13, 2017 in the state of Delaware. The financial statements of Eden GeoPower, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Somerville, Massachusetts.

Eden GeoPower, Inc. is leading the innovation in combining technology and processes to retrofit non-productive assets into geothermal power plants, and distribute the created value through cryptocurrencies. Created and patented by two MIT graduates, in collaboration with an LSU professor, the Zero-Mass-Withdrawal (ZMW) system allows Eden GeoPower to retrofit abandoned oil, gas, and geothermal wells into operational geothermal power plants. Each of these systems can generate up to 2MW of power, for 10 to 20 years, at a levelized cost of electricity below 5c/kWh. Such performance was made possible due to the savings related to drilling costs, which usually represent 60% of capital investment in conventional geothermal systems. In order to avoid transmission costs, Eden GeoPower aims to offset its electricity on-site, therefore it primarily targets off-grid power consumers such as cryptocurrency mining farms, and hydrogen facilities. Alternatively, in the presence of existing transmission infrastructures, the power can be fed to the grid.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Year End
Eden GeoPower Inc has adopted a December 31 year end.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2018 and December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling electricity to power off-takers (data centers) when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.0001. As of November 30, 2018, 978,722 shares of common stock are issued and outstanding for a consideration of $97.87.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after November 30, 2018 through January 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Eden GeoPower

Democratizing Geothermal Resources

Small OPO, Engineering
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Become an Investor in Eden GeoPower

Eden GeoPower Inc. is revolutionizing the energy industry by combining renewable energy and blockchain to develop off-grid geothermal resources. The value created will be in the form of a **security token** built, designed, and distributed by Eden. Our strategy is to 1.) take advantage of the low-hanging fruit which is to use existing geothermal resources for energy production and 2.) support and develop future technologies for commercialization of "Enhanced Geothermal Systems". Our company's goal is to be directly involved with the **development of over 10 GW of renewable energy infrastructure over the next 30-years**. Each geothermal power plant that we develop will be capable of producing up to 50 MW of renewable geothermal energy, for up to 30 years, and at a **levelized cost of electricity (LCOE) below 5c/kWh**. Eden GeoPower is the future of renewable geothermal energy production.



"3D Eden GeoPower Geothermal Power Plant Concept"

Eden GeoPower is on a mission to **promote, democratize and decentralize geothermal resources and their ownership**

In order to avoid transmission costs, Eden GeoPower aims to **consume electricity on-site** by targeting **off-grid power consumers** such as **cryptocurrency mining**. Future use

consumers such as **cryptocurrency mining**. Future use cases for the off-grid powerplants we develop will include **hydrogen production** via electrolysis, and powering **off-grid data centers.**

To do so, Eden GeoPower will be **financing** each of its power plants' capital investment through the digital issuance of a **Special Purpose Vehicle (SPV)**. This digital SPV will take the form of a token, and will grant its holder (investor) ownership of a project, as well as recurrent dividends from that project's net earnings.

The Offering

Investment

$10.75 per Share of Common Stock | When you invest you are betting the company's future value will exceed $11M.

Investment Bonuses

Invest from Day 1-10 and get 20% Bonus Shares
Invest from Day 11-20 and get 15% Bonus Shares
Invest from Day 21-30 and get 10% Bonus Shares

Preparing for the "Green New Deal"

With the recent Green New Deal resolution supported by politicians and NGOs, Eden GeoPower foresees a great opportunity for the development of geothermal energy in order to meet the program's goal. The Green New Deal resolution highlights the goals and vision to fight climate change and meet the required limit on global temperature increase **below 1.5C**.

The resolution's relevant points to this offering include:

- Meet all of the power demand through renewable energy
- Repair and upgrade existing buildings and infrastructure to lower emissions and improve energy efficiency
- Overhaul existing transportation by investing in **infrastructure that supports zero-emission vehicles** and building public transit systems and high-speed rail
- **Restore** and protect "threatened, endangered, and **fragile ecosystems"**
- **Promote** the sharing of ideas and innovations internationally, "making the United States the international leader on climate action, and to help



"The Green New Deal is a recent and ambitious resolution to meet the U.S. energy demands with 100% renewable energy by 2030"

Eden GeoPower will work with existing oil, gas, and geothermal companies to develop 100% renewable energy projects. The following goals are within our mission statement:

- Create **100,000+ American jobs**

other countries achieve a **Green New Deal**"


100%
RENEWABLE ENERGY
BY 2030
GREEN NEW DEAL
WWW.GP.ORG

"There is enough untapped geothermal energy potential to meet 100% of the United State's renewable energy demands"

- Develop billions of dollars in renewable energy infrastructure
- Transform **abandoned oil and gas resources** into cheap, 24/7, renewable energy sites
- Accelerate the development of renewable technologies in the geothermal industry
- Educate the public about the environmental and economic impact of global climate change
- Cut down **500,000 metric tons** of **GHG emissions** related to power generation annually.

Harnessing Power From The Earth's Core

The earth's core is estimated to have the same temperature of the surface of the Sun (~6,000 C) and is the source of geothermal energy. Considered a renewable resource, **geothermal energy is the only scalable renewable energy resource capable of providing a 24/7 (baseload) energy supply**. The conventional method of geothermal power generation is to tap into natural geothermal reservoirs which contain hot water/steam, paths for the fluid to flow within the rock, and an impermeable cap rock that prevents these fluids from flowing to the surface. Once a reservoir is drilled, hot water/steam is flown to the surface through the wellbore, turns the blades of a turbine coupled with an electric generator at the surface, and generates renewable, geothermal energy.

A major drawback of commercial geothermal energy projects is their **intensive capital cost**, thus making projects financing consistently problematic. For example, a 10 MW geothermal power plant would require a total investment ranging from USD **$25 to $50** million, around **50%** of which goes directly to exploration and drilling costs.





*"Approximately **50 TWs** of heat flows from the Earth's core to the surface"*

Given the high uncertainty in finding a geothermal resource when drilling, debt financing usually only becomes an option when the resource has been successfully proven. Scaling up geothermal power development requires the government to grant-finance portions of the costs of the initial project development, including exploratory drilling. Furthermore, debt instruments are usually provided to large project developers with high credit ratings limiting the options for innovation in the field.

In addition to high financial risks, commercial geothermal resources are **location specific** meaning that geothermal resources are located only in certain geographic areas. The most active geothermal resources are usually found along



"Geothermal power is converted from heat at Earth's core"

major tectonic plate boundaries where most volcanoes are located. Consequently, the majority of geothermal resources are located in areas **far from access to the grid** so conventional geothermal projects have **large costs related to the construction of transmission facilities**.

This consequently decreases project profitability as cost increases and/or drains geothermal entrepreneurs' negotiation power to profit of potential customer.

Earth's Installed Geothermal Capacity


0.710 GW
0.04 GW
0.09 GW
0.02 GW
3.5 GW
0.94 GW
0.02 GW
0.54 GW
1.1 GW
0.95 GW
1.8 GW
0.20 GW
1.8 GW
0.67 GW
0.04 GW
0.98 GW

"World map of geothermal countries installed capacity and countries with developing projects (shown in green)"

Off-Grid Consumption of Geothermal Power


100
80
60
40
90%
¢ 9.0
87%
¢ 4.8
Without
Tax
Credit
¢ 5.9
¢ 4.6
Without
Tax
Credit
43%
¢ 4.8
91%
Without
Tax
Credit
¢ 4.3
¢ 4.1



"Estimated Levelized Cost of Electricity for new generation resources entering service in 2022 (2017 $/kWh), Energy Information Administration"

Because of the **high cost of energy transmission**, geothermal energy is most economical when consumed on site. We researched some of the possible off-takers for off-grid energy and found that the **fastest growing consumer group of energy is blockchain miners**. These miners will be the initial target for our energy projects.

In 2018, we saw record lows in Bitcoin prices, which many critics attributed to 1.) regulation uncertainties in the Initial Coin Offering (ICO) market, 2.) lack of an asset backing the value of a Bitcoin, and 3.) growing public concerns on the impact Bitcoin mining will have on climate change.

Due to the unexpected proliferation of ICOs, the SEC has attracted its attention to reviewing these offerings on a case by case basis leaving an uncertain path for issuers of ICOs to comply with all regulations. **On the other hand, the value of Bitcoin is directly related to the amount of hash power on the network, which is directly related to the cost of electricity and the availability of energy resources**. Previous projects have tried to address some of these concerns by installing energy infrastructure to meet Bitcoin mining needs and **"backing Bitcoin by power"**, but unfortunately most of these projects have failed due to a lack of reliable energy resources.

Most renewable energy resources like solar and wind can generate power cheaply (below 7 cents/kWh) during part of the day, but would require expensive storage units which would cost up to 39 cents/kWh (in the case of a solar PV+storage system) to meet the energy demands of cryptocurrency miners. Additionally, there has been growing concerns about the energy usage of cryptocurrency, and many environmentally conscious individuals have been slow to adopt Bitcoin due to the potentially negative impact cryptocurrency mining could have on accelerating global climate change. Geothermal energy is the perfect solution for meeting the world's emerging cryptocurrency mining energy demands **due to the 24/7 renewable energy generation capacity, low cost, and more than** 100 GW of untapped geothermal potential **in the US alone.**

Geothermal Energy is the **only renewable resource** capable of providing a **24/7 365 power supply** without requiring energy storage



Mission

Our mission is to **install off-grid geothermal renewable energy infrastructure to meet the world's increasing energy demands**. We are currently developing a proprietary heat harnessing mechanism that can be used in Enhanced Geothermal Reservoirs to transform abandoned geothermal resources at these locations into cheap (below $0.05 per kWh), baseload electricity. However, due to the **remote locations** of many of these wells, and high costs



*"**Geothermal power** is perfect for "**Proof-of-Work**" due to the **24/7, cheap, and renewable energy**"*

associated with setting up **transmission lines** to connect these resources to the grid, the project will be uneconomical unless the power is **consumed on-site**. This creates the perfect opportunity for us to decentralize these facilities by utilizing the cheap, baseload electricity generated at these locations for cryptocurrency mining operations. Eden is the future of off-grid energy consumption and blockchain infrastructure.

Our ultimate goal is to use blockchain's "Proof-of-Work" power demands as the perfect opportunity to build renewable energy infrastructure. Geothermal energy is one of the few renewable energy technologies that can provide baseload electricity. This is important for cryptocurrency mining specifically, due to the 24/7 energy demands of miners.

The power infrastructure we build is initially developed to be consumed for off-grid cryptocurrency mining operations, however, **these facilities will last for 20+ years and can be used for emerging off-grid technologies** that will benefit from baseload supplies of cheap renewable energy. **This includes energy to produce hydrogen fuel cells via electrolysis and hosting off-grid data centers in the future.**

Product Differentiation / Competitive Advantage

Geothermal resources are divided into different groups including **high** and **low enthalpy**. High enthalpy resources are considered to be in excess of 250 C while low enthalpy resources have temperatures between 90 to 150C. This provides a wide range of resources that can be developed from areas without conventional geothermal systems such as **abandoned oil and gas wells** and areas with low geothermal temperature profiles.

Zero Mass Withdrawal (ZMW)

There are large amounts of geothermal resources associated with oil and gas reservoirs for power generation and other purposes. Texas alone has thousands of oil and gas wells that are sufficiently deep and reach temperatures of over 121°C and sometimes 204°C. The main advantage of the co-produced geothermal power is the low cost, lower than that of EGS because the infrastructure, including wells, pipes, roads, and in some cases even grid, is already there.

EGP's is innovating in the geothermal power production space by offering an alternative solution to project developers in underperforming geothermal and idle oil and



"Oil wells in Corpus Christi area in Texas possess a great geothermal power potential"

- Our "Zero Mass Withdrawal" method involves a single

gas wells.



"EGP heat harnessing technology is intellectual property protected by a provisional patent"


Water vapor from cooling facility
Electricity
Geothermal fluid is recycled to the reservoir through the injection well to complete the loop
Power Plant
Geothermal fluid is pumped to the surface through production wells
Injected geothermal fluid enhances the permeability of the rock

"EGS system: Source, DOE Geothermal Technologies Program"

well acting as an injector and producer **eliminating the need for a two well system** (injector and producer) found in conventional geothermal systems.

- The hot brine is pulled from deep within the reservoir and interacts with a second working fluid with a much lower boiling point in a **downhole heat exchanger (DHE)**. As the working fluid changes phase, it passes through a turbine-generator assembly placed in the well, generating electricity on its way to the surface.
- The increase of hydrostatic pressure with depth in the wellbore allows the system to run in a **supercritical power cycle** with much higher efficiency than what can be achieved in a traditional, hot brine-to-surface binary cycle design.
- The **provisional patent granted on the technology** used in this system will avoid thermal depletion and provide a full retrievable system that can run up to 30 years.

Enhanced Geothermal Systems (EGS)

Next Generation Renewable Energy Technologies, Enhanced Geothermal Systems, is a breakthrough in renewable energy technology that is revolutionizing the clean power generation industry. By creating **"manmade geothermal reservoirs"** through a combination of directional drilling, zonal fracture stimulation, and reservoir fluid saturation, wells in hot-dry rock environments can be utilized to provide cheap sources of renewable energy. This new geothermal technology is unique because it has the potential to install **100+ GW of new sources of baseload** renewable energy at a **Levelized Cost of Electricity (LCOE) below $0.05/kWh.** However, the technology is underdeveloped because most ideal locations for EGS development are in remote locations, leading to sites that could generate cheap electricity, but with no energy off-taker under conventional geothermal business models

One of the hot spots in the geothermal industry over the past decade has been Enhanced Geothermal Systems (EGS) since the publication of the 2006 MIT report ("The future of geothermal energy"). Accordingly, the EGS geothermal resource at a depth from 3.0 to 10.0 km is equivalent to **2,800 times of USA's 2005 annual total energy consumption** assuming only a 2% recovery factor. In China, 2% of the EGS resource at a depth of 3.0-10.0 km is about **5,300 times of China's 2010 annual total energy consumption.** According to the data shown above, EGS has a great theoretical potential to greatly increase the world's renewable energy resources.

Given the untapped potential of geothermal energy in the U.S alone, the Geothermal Technologies Office at the **DOE has taken as a high priority the development of EGS technologies**. In this sense, Eden GeoPower is also working on a well stimulation technology on a research project sponsored by the NSF to improve EGS by developing a breakthrough

stimulation technology on a research project sponsored by the NSF to improve EGS by developing a breakthrough stimulation method that increases the flow rate within the reservoir, consequently increasing the thermal exchange between hot rocks and fluids and generating more power.

Market Analysis (US)







Power Source	Solar PV	Geothermal	Wind
Power Profile	Intermittent	Baseload **(24/7)**	Intermittent
LCOE Without Energy Storage (1)	**4.6** cents / kWh	**4** cents / kWh	**3.7** cents / kWh
Average LCOE + Levelized Cost of Storage (LCOS) (2)	**12.4** cents / kWh	**4** cents/kWh (No storage required)	**11.7** cents / kWh (assuming same increase as in solar)

"Geothermal vs Other Renewables"

1. Geothermal is a 24/7 power source: Geothermal has the potential to provide baseload amounts of power. Constant, renewable power able to meet the baseload energy demand of the electrical grid is a challenge for most other renewable energy resources. In order to make a full transition to renewable energy, geothermal is the only resource able to replace the benefits and load supply from coal, petroleum and natural gas power plants.


GEOTHERMAL POWER
heat
fuels
environmental
temperature
underground
capacity
power
hot
measure
industry
megawatt
hours
future
fossil
hot water
energy
produce
earth
fuel
generate
resources
source
power plants
renewable
steam
subterranean
heating
science
drilling
cycle
grid
electricity
utility
potential

2. Low cost of energy source: Geothermal energy has a low LCOE due to its high capacity factor and high power production compared to the capital investments for the project. Systems of batteries coupled with solar PV at utility scale have a cost of **108 to 140 $US/MWh**. Additionally, geothermal net power production is at its maximum when solar energy tends to produce the least throughout the year.

"Geothermal Power is a 24/7 available renewable energy

3. Geothermal untapped potential: According to the U.S Department Of Energy, Enhanced Geothermal Systems (EGS) can facilitate access to more than 100 GW of baseload renewable energy. Currently in the U.S., geothermal only provides ~**3.7 GW** of power to the grid. EGS has the potential to produce geothermal power from places where there are no conventional geothermal reservoirs. Additionally, with **no emissions** and **relatively small surface footprint**, geothermal power plants take a negligible amount of environmental disturbance.

"Geothermal Power is a 24/7 available renewable energy resource"

Global Geothermal Market

The global geothermal market is expected to grow from 5.5 billion in 2019 to **$8.5 billion (CAGR of 11.5%) by 2024**. In terms of geothermal power generation capacity, the expected growth will go from **14 GW to over 17 GW by 2023** with the biggest capacity additions expected in Indonesia, Kenya, Philippines, and Turkey.



"The Global Geothermal Market is projected to nearly triple over the next 5-years"

The estimated number of abandoned wells in the United States **ranges from 2.3 to 3 million**. We estimate that **5%** (150,000) of these wells have geothermal gradients and surface conditions suitable for geothermal development. Between EGP and the companies we partner with, we assume that we will be able to capture **10% of the market (15,000).**





*"Utilizing off-grid abandoned **geothermal energy to mine Bitcoin** can accelerate the development of **renewable energy infrastructure** while **increasing the incentive to mine cryptocurrency**"*

Geothermal Energy will Revolutionize the Cryptocurrency Mining Market in 2019

The cryptocurrency mining market is projected to grow from **1.33 billion in 2019** to USD 3.82 billion by 2023, at a **CAGR of 30%** over the forecasted period (2018-2023). Despite recent lows in Bitcoin prices, energy consumption for cryptocurrency mining has continued to increase by almost 100% (as of November 2018) globally since Bitcoin peaked at **$20,000 in 2017**. Additionally, big institutions have been leveraging those low crypto prices to quietly enter the space, signaling that cryptocurrency is here to stay. To only cite a few examples:

- Chicago Mercantile Exchange **(CME)** and Chicago Board Options Exchange **(CBOE)** launched **Bitcoin Futures** in 2017.
- **Goldman Sachs** is planning to open a Bitcoin trading desk.
- Jeff Sprecher, chairman of the New York Stock Exchange and CEO of its parent company, Intercontinental Exchange, said that despite headlines of cryptocurrencies flopping, **digital assets have a future** in regulated market.
- Nasdaq and NYSE will launch their **bitcoin derivative** within the first half of 2019.
- Leaders of the **G20** came to the agreement to create an international framework to **tax cryptocurrency** transactions by 2020.


2019
$1.33B
2023
$3.82B

*"The global demand for **energy to mine Bitcoin is projected to triple** over the **next four-years**"*

According to the Bitcoin Energy Consumption Index, Bitcoin's network current estimated annual electricity consumption is above **50 TWh** as of December 2018. In context, this represents enough electricity to power **4,927,360 U.S. households**, more than Israel, Greece and Algeria annual consumption.

In terms of carbon footprint, the consequences are enormous as the network is mostly fueled by **coal-fired power plants** in China (coal-based electricity being abundant and really cheap). This translate with an alarming carbon environmental footprint of **277.74 kg of CO2** per transaction or **26,076 kg of CO2 per year**.

The **24/7 energy** makes **geothermal** the only renewable resource that can **economically** be developed specifically for **cryptocurrency mining**

Blockchain Integration into the Geothermal

Industry

In order to disrupt the geothermal industry, Eden GeoPower had to rethink the entire value chain of a geothermal power plant enterprise. This novel approach has been designed in a way to vertically integrate all components of an energy project from its financing mechanisms to the geothermal technology and power off-taker.

Financing: Power to the People

Eden GeoPower will leverage the use of blockchain and smart contracts to do the following:



"Blockchain technology will revolutionize the renewable power generation industry"

CrowdFund/Finance Projects

After **thorough technical and economical analysis** of a project, Eden will present the investment opportunity through our own website and platform. All details of the project will be showcased, including installed capacity (MW's), estimated capital costs, project partners, tax incentives, and levelized-cost-of-electricity (LCOE).

Distributed Ownership

Eden GeoPower future project's investor will **receive equity of the project** they are investing in. A tokenized special purpose vehicle will therefore be developed for each of the company's project. The valuation of those SPV and portion of equity to be offered to investors will vary depending on project's scale and economics.

Profit Sharing

Relatively to their share of the project and predefined terms of the project SPV, investors will be subject to **dividend payment** on a quarterly basis. To do so, a portion of project net income will be withdrawn every quarter, and then distributed in the form of tokens to the SPV investors through a smart-contract.

Project Milestone Tracking

A roadmap with clear milestones will be published along other details about the project and investment opportunity prior this project's crowdfunding starts. The fund raised will be lock in a smart contract and gradually distributed to Eden GeoPower with the project advancements and milestone accomplishment.

Thinking BEYOND Cryptocurrency Mining: Off-Grid Geothermal Energy for Hydrogen Fuel by the Year 2023

Renewable energy infrastructure for hydrogen fuel production is needed for the world to transition to a

$250



production is needed for the world to transition to a carbon-free society.

The global hydrogen market is projected to grow from **146.4 billion USD in 2019** to **199.1 billion USD** by end of 2023, growing at a CAGR of around **8.00%** between 2019 and 2023. In our opinion, widespread Hydrogen fuel adoption will accelerate the clean energy transition by:


Hydrogen Market
(in billions USD)
$200
$150
$100
$50
$0
8% CAGR
$146
$199
2019
2023

"Global Hydrogen Market Projections (2019-2023)"

1. Enabling large-scale **renewable energy** integration and power generation
2. Distributing energy across sectors and regions
3. Acting as a **buffer** to increase energy system resilience
4. Decarbonizing transportation
5. Decarbonizing industrial energy use
6. Helping to **decarbonize** building heat and power
7. Providing a clean **feedstock** for industry. (no period needed)


Heat
Electricity
GEOTHERMAL POWER PLANT
O_2 out
H_2 out
H_2O in
H_2
ELECTROLYSIS

"Geothermal Power Plants can be used to produce clean hydrogen for fuel-cells via the electrolysis process"


hydrogen
H_2
oxygen
O_2
cathode
anode
H_2O

Hydrogen will become a valuable source of energy in 2050 by providing an estimated **18% of the world's total energy demand.** By replacing methane with captured carbon and using Hydrogen as **feedstock**, up to 30% of the methanol demand can be produced without the need for fossil fuels.

Moreover, Hydrogen can be used for **residential heat** by leveraging the existing natural gas infrastructure and blending Hydrogen with natural gas and providing 15% of the heat and power demand required. Additionally, Hydrogen would reduce about 6 Gtons of CO2 annually and



"Electrolysis Process"



"Hydrogen fuel is crucial for the future global energy landscape and releases water as a by-product"

Hydrogen would reduce about **6 Gtons of CO2** annually and account for 20% of the CO2 abatement necessary to reach the scene of global temperature below 2 C.

One of the major drawbacks in today's Hydrogen industry is the **high energy costs** related to its generation. The most effective process for generating Hydrogen up to date is the **Proton Exchange Membrane** electrolysis which has an 80% efficiency and scientists believe the efficiency would improve up to 86% around 2030. This means that in order to produce 1 Kg of Hydrogen the energy lost in the process would account for 0.2 Kg of Hydrogen. It is important to mention that Hydrogen production today is not ideal due to high energy demand and high emissions involved in using power from the grid. Currently, the DOE is working on the generation of hydrogen from renewable sources at distributed or centralized production centers as well as improving the capital costs and efficiency of electrolyzers.

At Eden GeoPower, we plan to improve the **efficiency** of the electrolysis process by making use of **supercritical water steam** partially replacing energy in the form of heat that otherwise would be required in electricity for the electrolysis process. In consequence, the electrolysis process becomes more efficient in generating **more Hydrogen** per unit of **power input**.



"World's hydrogen projections (Hydrogen Council report, 2017)"

A Brilliant Trustworthy Team with Years of

A Brilliant Trustworthy Team with Years of Experience

Our dynamic team takes holistic approaches to issues currently impacting the energy industry. We're comprised of a talented group of mechanical engineers, petroleum engineers, geophysicists, blockchain developers, software developers, business developers, public relation representatives, and venture capitalists. Our relationship with the **Massachusetts Institute of Technology** allows us to receive counsel from an amazing group of advisors who are alumni of MIT, as well as members of institutions such as **TechStars Boston**, and the MIT **Venture Mentoring Service**. Our knowledge, proven industry experience, and innovative ideas will bring considerable advancements to the blockchain, geothermal, and the energy industry as a whole. Eden GeoPower is a champion of ideas for innovation, simplifying complex issues, and creating sustainability in the realm of energy and technology.



"Eden GeoPower team has access to a vast network of resources"

Invest in Eden GeoPower today, to spark change towards a new age in geothermal technology, blockchain development, and renewable energy infrastructure

---

Current Development Stage

Eden GeoPower is currently at the technology development stages of our proprietary heat harnessing system for abandoned geothermal resources. This technology is based on a research project **sponsored by the U.S Department Of Energy in 2016**. In this sense, the system utilizes a single well to generate power from an idle well using a supercritical power cycle without the need to extract any geofluids to the surface.

The system will be created by using commercially available parts and components readily available in the oil and gas and power generation markets. Moreover, the innovation of this method relies on the integration of different components or equipment with a successful record within the oil and gas and power generation industries.

Eden GeoPower is currently performing a **feasibility study** for the development of a geothermal power plant with our technology using an idle geothermal well. During subsequent months, we will continue working on the simulation of the downhole equipment in order to estimate with an acceptable level of confidence the thermal resource that will allow us to develop a techno-economic analysis. The simulation activities consist of the use of complex geophysical and thermodynamic infinitesimal models that will help us estimating qualitatively and quantitatively the portion of the energy useful to generate power. Additionally, we are **actively seeking partnerships with Geothermal companies** holding idle geothermal wells to co-sponsor the development of **off-grid Enhanced Geothermal Systems.**

In relation to the reservoir stimulation technology being developed under the NSF SBIR grant, the research team is currently **performing laboratory experiments** to study the effect of the oscillating electrical current on small reservoir samples. This experiment is specifically carried on to study the influence of different electrical parameters on rock samples' permeability

and to develop a small scale prototype of the system.

MIT CLEAN ENERGY PRIZE
MIT Clean Energy Prize finalist
Q1 2017
Q2 2017
Company Incorporation
EDEN GEOPOWER
Angel Investment
Q1 2018
Q2 2018
PATENT PENDING
Provisional Patent Filed
*Provisional patent assigned to the company by its founders
NSF
NSF Award (SBIR Phase I)
Q3 2018
Q1 2019
Online Public Offering Launch (Start Engine)
Secure Project Partner (Anticipated)
Q2 2019
Q2 2019
Crowdfunding Campaign (Anticipated)
For the purpose of raising funds for power plant.
NSF Award (SBIR Phase II) (Anticipated)
Study for geothermal power plant.
Q3 2019
Q3 2020
Power Plant Construction Start (Anticipated)
Power Plant Startup and Commissioning (Anticipated)
Q3 2022
Q4 2023
Hydrogen Fuel Production from Eden GeoPower Plant (Anticipated)

In the Press















THINK GEOENERGY · ENERGY CIO INSIGHTS · THINK GEOENERGY · mrt · BUSINESS BECAUSE · GREENTOWNLABS



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Meet Our Team





Paris Smalls

Co-Founder, CEO, Chairman of the Board

Paris is a geophysicist researching seismicity in geothermal fields of Yellowstone Park. He is highly involved in MIT and Harvard student Energy clubs.



Ammar Alali

Co-Founder, Board Member

Ammar is an MIT graduate in Geophysics with 5 years experience in the oil & gas industry working as a geophysicist for Saudi Aramco.











Fermin Carrillo
Project Manager
Fermin has 4 years of experience as a Wireline Field Engineer working at Schlumberger. He received his MBA in Project Management from Hult International Business School.



Mehrdad Mehrvand
R&D Project Engineer
Mehrdad holds a PhD in Mechanical Engineering from UCF. He is currently the PI of an NSF SBIR project at Eden GeoPower to test and commercialize an electrical pulsed technique for reservoir stimulation and production enhancement.

Trey Wilder
Business Strategy Manager
Trey majored in mechanical engineering at Tuskegee University and is currently pursuing an MBA at MIT. For 5.5 yrs, he managed drilling rigs and oversaw the completion process for Chevron.



Krapali Rai
Full-Stack Software Developer
Krapali holds an MS. in Information Systems at Northeastern University, Boston. She holds expertise in computational algorithms, software development and latest web design technology.





Moadth Ba-Sulouh
Business Analyst

Moadth is a project manager, worked in manufacturing with JBS by developing continuous improvement to operations, possessing a green belt six sigma and quality assurance certificate. Established his career for the past 3 years in entrepreneurship ventures by founding his company Globr, and working as a business analyst and a product support manager for software development



Abhijith Rajeev
Blockchain Developer

Abhijith holds MS in Computer Engineering from University of Maryland at College Park. He worked as an analyst for British Telecom prior to his masters; he has been a blockchain developer for the last one and a half years; building prototype for decentralized token exchange and designing – researching tokens according to the new standards.



Maureen Boyce
Adviser

Maureen is Partner at Good Growth Capital VC Fund for early stage tech companies. Maureen was Co-founder and COO of Ignition Ventures, launching start-ups, working as Acting CFO and COO for several technology startups such as SiOnyx, Zoragen, Ember, and Lilliputian Systems. Maureen holds a PhD, MS, and MBA from MIT, and a BS Civil Engineering from Carnegie Mellon.



Troy Billet
Adviser

Troy is the U.S director of Off-Grid Box, a clean technology providing affordable clean water and renewable energy in remote areas. He has 5 years of experience helping over 13 startups develop effective branding, build strategic partnerships, find funding, and grow effective teams. He has a degree in International Management from a Swiss and U.S. accredited university.



Aaron Mandell
Adviser

Aaron Mandell is the chief executive officer and a co-founder of AltaRock. Aaron is an entrepreneur and engineer who has co-founded and been involved in raising capital from leading institutions for several companies at the nexus of energy and water, including AltaRock, WaterFX, Oasys, Coskata and GreatPoint. Through his leadership, this portfolio of companies is advancing new products in fields such as solar desalination, industrial water treatment, enhanced geothermal energy, coal gasification and alternative chemicals.

Offering Summary

Company : Eden GeoPower, Inc.

Corporate Address	:	444 Somerville Ave, Somerville , MA 02143
Offering Minimum	:	$9,997.50
Offering Maximum	:	$1,069,990.50
Minimum Investment Amount (per investor)	:	$139.75

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	930
Maximum Number of Shares Offered*	:	99,534
Price per Share	:	$10.75
Pre-Money Valuation	:	$9,997,199.00

Maximum subject to adjustment for bonus shares. See Bonuses below

Investment Bonuses

Invest from Day 1-10 and get 20% Bonus Shares

Invest from Day 11-20 and get 15% Bonus Shares

Invest from Day 21-30 and get 10% Bonus Shares

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1:

We have seen drastic changes in earth's climate associated with the use ofoil and gas resources. After each oil and gas well is no longer profitable for the operator,the well is decommissioned and abandoned, leaving behind billions of dollars in existing infrastructure across the globe.

For example, the North Sea alone contains thousands of abandoned wells drilled into very hot reservoirs, with the potential to generateMW's of cheap, renewable, geothermal energy. Unfortunately, like most ideal locations, the North Sea's geothermal resources are far away from conventional energy users, making energy transportation at this location difficult.

At Eden, we develop technologies to transform untapped geothermal resources into sources of cheap, renewable energy, while working with consumers that can benefit from off-grid power.

The consistency of geothermal energy creates a unique opportunity to satisfy the energy demands of emerging technologies which require a stable source of electricity, while also providing the flexibility to operate remotely.

This ranges from mining cryptocurrency to producing hydrogen that can be used to power automobiles for a cleaner future.

Each project that we develop will be owned, financed, and distributed to a decentralized network of investors. This is an opportunity to fight climate change, while increasing one's assets. Instead of simply buying power from a third party, why not have ownership of the power plant?

Revenue generated at each power plant will be paid through a security token to a decentralized group of individuals who funded the construction of each facility. Once it is time to liquidate one's assets, the token will be easy to trade on alternative token exchanges.

Our mission is to use the world's emerging energy demands as an opportunity to develop off-grid renewable geothermal resources.

Video #2:

Computed generated product mock up.

Video #3

We all know the fossil fuel industry

Plays a huge part in climate change

But a rarely addressed problem is steadily growing

And that is, the threat posed by abandoned wells

Teaching An Old Well New Tricks

When Oil wells dry up

Fossil Fuel companies abandon the area

As time passes, the scarred landscape can leak toxins

Causing new environmental problems

There are 27,000 abandoned oil wells in the Gulf of Mexico alone

And no one is checking to see if they're leaking

But a team of MIT students discovered a novel solution to this problem

A solution that can potentially alleviate climate change

They found that abandoned oil wells

Could be converted to clean renewable geothermal energy

The oil industry did the hard work of drilling down into the subsurface

Where temperatures are extremely hot

And a simple technology conversion could repurpose the well into a clean energy source.

Why is this exciting (Wellhead steam separation and pressure crystallization)

1. Geothermal energy is renewable, and one of the cleanest forms of energy (power and electricity generation)

2. Abandoned wells are often found in remote areas which could power neglected communities currently living off grid

3. And unlike wind or solar energy geothermal energy can produce electricity 24/7

This is the sort of creative problem solving we need in our clean energy future

In paid partnership between Eden GeoPower X Futurism

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